EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2003

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2003 and 2002

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders.  No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	June 30, 2003	December 31, 2002
ASSETS

Bonds at market value (amortized cost of $2,990,157 and $2,597,599)	$3,259,781	$2,811,747
Short-term investments	235,592	364,565

Total investments	3,495,373	3,176,312
Cash	9,443	27,560
Securitized loans at cost	408,475	431,718
Deferred acquisition costs	261,249	253,777
Prepaid reinsurance premiums	630,799	557,659
Reinsurance recoverable on unpaid losses	78,459	75,950
Investment in unconsolidated affiliate	59,848	52,206
Other assets	247,006	206,458

TOTAL ASSETS	$5,190,652	$4,781,640

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY

Deferred premium revenue	$1,641,271	$1,450,211
Losses and loss adjustment expenses	237,885	223,618
Deferred federal income taxes	181,024	153,333
Ceded reinsurance balances payable	64,178	79,870
Notes payable to affiliate	407,613	431,360
Surplus notes	200,350	212,850
Minority interest	57,561	52,841
Accrued expenses and other liabilities	248,223	206,232

TOTAL LIABILITIES AND MINORITY INTEREST	3,038,105	2,810,315

Preferred stock (5,000.1 and 0 shares authorized; 0 shares issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	814,818	813,002
Accumulated other comprehensive income (net of deferred income taxes of $89,489 and $70,889)	180,135	143,260
Accumulated earnings	1,142,594	1,000,063

TOTAL SHAREHOLDER’S EQUITY	2,152,547	1,971,325

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$5,190,652	$4,781,640

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Dollars in thousands)

	Six Months Ended June 30,
	2003	2002
REVENUES:
Net premiums written	$282,985	$220,427
Net premiums earned	171,164	146,751
Net investment income	74,006	67,644
Net realized gains	4,615	24,077
Net realized and unrealized gains (losses) on derivative instruments	4,195	(24,698)
Other income	10,554	532
TOTAL REVENUES	264,534	214,306

EXPENSES:
Losses and loss adjustment expenses	12,895	42,119
Interest expense	14,946	3,604
Policy acquisition costs	26,936	25,877
Other operating expenses	26,756	19,914
TOTAL EXPENSES	81,533	91,514

Minority interest	(4,720)	(4,216)
Equity in earnings of unconsolidated affiliate	7,641	3,522
INCOME BEFORE INCOME TAXES	185,922	122,098
Provision for income taxes	43,391	25,293
NET INCOME	142,531	96,805

Other comprehensive income, net of tax:
Unrealized gains on securities:
Holding gains arising during period	39,936	36,307
Less: reclassification adjustment for gains included in net income	3,061	17,630
Other comprehensive income	36,875	18,677
COMPREHENSIVE INCOME	$179,406	$115,482

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Six Months Ended June 30,
	2003	2002
Cash flows from operating activities:
Premiums received, net	$270,567	$221,449
Policy acquisition and other operating expenses paid, net	(98,969)	(89,958)
Recoverable advances recovered	683	3,341
Loss and loss adjustment expenses paid, net	(1,490)	(4,018)
Net investment income received	68,497	64,055
Federal income taxes paid	(40,645)	(45,477)
Interest paid	(14,393)	(4,562)
Other, net	9,300	(3,856)
Net cash provided by operating activities	193,550	140,974

Cash flows from investing activities:
Proceeds from sales of bonds	502,385	525,741
Purchases of bonds	(828,076)	(651,050)
Purchases of property and equipment	(348)	(4,440)
Net decrease in short-term securities	129,366	5,752
Other investments, net	516	295
Net cash used for investing activities	(196,157)	(123,702)

Cash flows from financing activities:
Repayment of surplus notes	(12,500)
Capital issuance cost	(3,010)
Net cash used for financing activities	(15,510)
Net increase (decrease) in cash	(18,117)	17,272

Cash at beginning of period	27,560	5,882

Cash at end of period	$9,443	$23,154

(a)                        In the first six months of 2003 and 2002, the Company received a tax benefit of $4,826 and $2,859, respectively, by utilizing its Parent’s losses.  These amounts were recorded as capital contributions.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2003 and 2002

1.             ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York.  The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations.  In addition, the Company insures guaranteed investment contracts (GICs) issued by FSA Capital Markets Services LLC and FSA Capital Management Services LLC (collectively, CMS), wholly owned subsidiaries of the Parent.

2.             BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared by the Company and are unaudited.  In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 2003 and for all periods presented, have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  These statements should be read in conjunction with the Company’s December 31, 2002 consolidated financial statements and notes thereto.  The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.  The results of operations for the periods ended June 30, 2003 and 2002 are not necessarily indicative of the operating results for the full year.  Certain prior-year balances have been reclassified to conform to the 2003 presentation.

3.             LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes a case basis reserve for unpaid losses and loss adjustment expenses for the present value of the estimated loss when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date.  The estimated loss on a transaction is discounted using the then current risk-free rates ranging from 4.77% to 6.1%.  For collateralized debt obligations, a case basis reserve is recorded to the extent that the overcollateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100%.

The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future.  The general reserve is calculated by applying a loss factor to the Company’s total net par underwritten and discounting the result at the then current risk-free rates.  The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and the Company’s portfolio characteristics and history.

Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the net present value of the ultimate net cost of claims.

4.             STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

The Company has insured a number of credit default swaps that it intends, in each case, to insure for the full term of the swap agreements.  It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes.  These agreements are recorded at fair value.  The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred.  The Company recorded $23.7 million and $15.3 million in net earned premium under these agreements for the first half of 2003 and 2002, respectively.  The changes in fair value, which were gains of $4.1 million and losses of $4.9 million for the first half of 2003 and 2002, respectively, were recorded in net realized and unrealized losses on derivative instruments in the consolidated statements of operations and comprehensive income and in other assets or liabilities.  The losses or gains recognized by recording these contracts at fair value will be determined each quarter based upon market pricing of Super Triple-A (defined as having first-loss protection of 1.3 times the level required for a Triple-A rating) swap guarantees.  The Company does not believe the fair value adjustments are an indication of potential claims under FSA’s guarantees.

5.             SECURITIZED LOANS AND NOTES PAYABLE TO AFFILIATE

In 2002, the Company exercised certain rights available under its financial guaranty policies and the indentures relating to certain loan-backed notes issued by trusts.  Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policies on an accelerated basis.  Refinancing vehicles reimbursed the Company in whole for its claims payment in exchange for an assignment of certain of the Company’s rights against the capital of the trusts.  The refinancing vehicles secured the funds to purchase the notes by issuing refinanced notes, with interest rates ranging from 2.898% to 5.718%.  These notes were purchased by FSA Asset Management LLC (AMC), a wholly owned subsidiary of the Parent.  The Company maintains significant reinsurance, first loss and quota share, in respect of these transactions.

Principal payments due under these refinanced notes for the remainder of 2003 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2003	$—
2004	40.8
2005	37.1
2006	35.0
2007	33.0
2008	32.2
Thereafter	229.5
Total	$407.6

6.             OUTSTANDING EXPOSURE

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.  The principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at June 30, 2003 and December 31, 2002:

	Net of Amounts Ceded		Ceded
	2003	2002	2003	2002
Residential mortgages	$19,609	$23,379	$4,607	$5,480
Consumer receivables	15,593	19,454	5,108	5,954
Pooled corporate obligations	79,871	78,113	12,572	13,007
Investor-owned utility obligations	545	619	312	348
Other asset-backed obligations(1)	7,493	6,958	3,662	3,225

Total asset-backed obligations	$123,111	$128,523	$26,261	$28,014

(1) Includes $3,010 million and $2,430 million, in 2003 and 2002, respectively, in “Net of Amounts Ceded” relating to FSA-insured GICs issued by CMS.

Net of amount ceded and ceded amounts are not necessarily reflective of the risk retained by FSA since FSA employs first loss reinsurance on a material portion of its asset-backed business.

The principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions) at June 30, 2003 and December 31, 2002:

	Net of Amounts Ceded		Ceded
Types of Issues	2003	2002	2003	2002
General obligation bonds	$61,127	$54,563	$18,986	$18,388
Housing revenue bonds	6,934	5,833	1,848	1,687
Municipal utility revenue bonds	27,431	23,442	13,827	13,468
Health care revenue bonds	6,005	5,970	6,625	6,683
Tax-supported bonds (non-general obligation)	30,203	27,556	12,773	12,391
Transportation revenue bonds	9,622	7,640	6,865	5,748
Other municipal bonds	13,559	12,173	6,755	5,761

Total municipal obligations	$154,881	$137,177	$67,679	$64,126

7.    CAPITAL RESOURCES

In June 2003, $200.0 million of money market committed preferred trust securities (the CPS Securities) were issued by trusts created for the primary purpose of issuing the CPS Securities, investing the proceeds in high quality commercial paper and providing the Company with a put option for selling to the trust non-cumulative redeemable perpetual preferred stock (the Preferred Stock) of the Company.  If a put option were to be exercised by the Company, the applicable trust would use the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, and transfer such proceeds to the Company in exchange for Preferred Stock of the Company.  The Company pays a floating put premium to the trusts.  The cost of the structure was $3.0 million in the second quarter of 2003 and was recorded in equity.  The trusts are vehicles for providing the Company access to new capital at its sole discretion through the exercise of the put option.

The Company does not consider itself to be the primary beneficiary of the trusts under Financial Accounting Standards Board (FASB) Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN No. 46) because it does not retain the majority of the residual benefits or expected losses.

8.    RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued FIN No. 46, which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”.  FIN No. 46 addresses consolidation of VIEs which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and (ii) the equity investors lack the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of the entity if they occur or the right to receive the expected residual returns of the entity if they occur.  The provisions of FIN No. 46 will be effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date.  For VIEs in which an enterprise holds a variable interest that it acquired prior to February 1, 2003, the interpretation is effective in the first fiscal year or interim period beginning after June 15, 2003.  The implementation of FIN No. 46, will require the Company to consolidate for financial reporting purposes, for the first time, FSA Global Funding Limited (FSA Global) and Canadian Global Funding Corporation (Canadian Global).  FIN No. 46 requires that, upon consolidation, the Company shall initially measure the VIE’s assets, liabilities and minority interest at their carrying amounts under existing GAAP as if the entity had been consolidated from the time the Company was considered its primary beneficiary (or parent).  Any differences upon consolidation will be reflected as a cumulative effect of a change in accounting principle.  The cumulative effect of a change in accounting principle is not expected to have a material impact on the results of operations of the Company.  In addition, on July 1, 2003, the Company obtained control provisions of another VIE, Premier International Funding Co. (Premier), which will require the Company to consolidate Premier beginning July 1, 2003.  At June 30, 2003, FSA Global had total assets and total liabilities of approximately $9.6 billion and $9.6 billion, respectively.  The foregoing assets and liabilities include assets and liabilities of $7.2 billion that will be eliminated with assets and liabilities of Premier, when consolidated.  FSA Global had a net loss of approximately $0.1 million for the first half of 2003.  FSA Global’s net income is determined net of FSA Global’s premium expense to FSA.  For the six months ended June 30, 2003, FSA Global paid premiums to FSA of approximately $2.4 million.  All amounts insured by FSA relating to FSA Global are included in the Company’s outstanding exposure, included in the Notes to the Condensed Consolidated Financial Statements for June 30, 2003.  As of June 30, 2003, there were no case basis reserves required for any transactions related to FSA Global.  At June 30, 2003, Canadian Global had total assets of approximately $198.5 million, of which $97.6 million has been invested in GICs issued by CMS.  As of June 30, 2003, the Company was carrying gross and net case basis reserves of $17.2 million and $4.3 million, respectively, against transactions refinanced by Canadian Global.  The Company will continue to analyze the effects of FIN No. 46, considering the complexity of practical application to the Company’s transactions.

9.    SUBSEQUENT EVENT

On August 12, 2003, the Company, with the approval of the Superintendent of Insurance of the State of New York, repaid $37.5 million of surplus notes to the Parent.